Exhibit 99.11

R.K. Macleod*, B.S., P.Eng., President
H.J. Helwerda*, B.Sc., P.Eng., Executive V.P.
J.L. Chipperfield*, B.Sc., P.Geol., Senior V.P.
R.N. Johnson*, B.Sc., P.Eng., V.P., Engineering
D.W.C. Ho*, B.A.Sc., P.Eng., V.P., Engineering
G.D. Robinson*, B.Sc., P.Eng., V.P., Engineering
D.J. Carsted*, CD, B.Sc., P.Geol., V.P., Geoscience
K.P. McDonald, B.Comm., C.A., Controller;

Corporate Secretary

*Directors

M.W. Maughan, B.S., P.Geol., C.P.G., V.P., Geoscience
C.M.F. Galas, Ph.D., P.Eng., Manager, Reservoir Studies
R. Gerritse, B.Sc., Manager, Systems
B.F. Jose, M.Sc., P.Geoph., Manager, Geoscience
C.P. Six, B.Sc., P,Eng., Manager, Engineering
D.W. Woods, B.Ed., B.Sc., P.Eng., Manager, Engineering
D.R. Bates, B.Sc., P.Eng.
G.R. Finnis, B.Sc., P.Eng.
H.J. Firla, B.S., P.Eng.
K. Ghaffari, M.Sc., P.Eng.
J. Hanko, B.Sc., P.Geol.
P.B. Jung, B.S., P.Eng.
A. Kovaltchouk, M.Sc., P.Geol.

B.M. MacKinnon, B.Eng., P.Eng.
M.J. O’Blenes, M.Sc., P.Eng.
S.W. Pennell, B.Sc. Eng.
L.M. Precul, M.Sc., P.Eng.
G.I. Sanden, B.Sc., P.Eng.
M.W. Sargent, Ph.D., P.Geol.
V.V. Savenkov, M.Sc., MBA, P.Eng.
P.C. Sidey, B.Sc., P.Eng.
N.T. Stewart, B.A.Sc., P.Eng.
G.D. Strother-Stewart, B.Sc., P.Geol.
W.J. Waddell, B.Sc., P.Geol.
R.R. Warholm, B.Sc., P,Eng.
T.K. Wong, B.Sc., P.Geol.

Ref.: 1772

March 5, 2008

Penn West Petroleum Ltd. 2200, 425 First Street SW Calgary AB T2P 3L8

Re:   Consent of Independent Petroleum Consultants

To Whom It May Concern:

Sproule Associates Limited consents to the use of its reports with respect to the reserves data of Canetic Resources Trust and Vault Energy Trust incorporated by reference in Penn West Energy Trust’s: (I) Annual Report (Form 40-F) for the year ended December 31, 2007; (ii) Registration Statement on Form F-3 (Registration No. 333-145296), filed with the Securities and Exchange Commission; (iii) Fourth Quarter 2007 Press Release; (iv) Annual Information Form; and (v) Business Acquisition Report.

Sincerely,

SPROULE ASSOCIATES LIMITED

/s/ Robert N. Johnson
Robert N. Johnson, P. Eng.
Vice-President Engineering

[Illegible]
for Harry J. Helwerda, P.Eng.
Executive Vice-President

RNJ:HJH:paob

W;\1772\Consent\RNJ 03-13-08.doc

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